NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED
SECURITIES

NYSE hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on June 11, 2018, pursuant to the provisions of Rule 12d2-2 (a).

[ X ] 17 CFR 240.12d2-2(a)(4) That the entire class of this security was redeemed or expired on February 27, 2018.

The removal of the Series A Participating Cumulative Preferred Stock
Purchase Rights of Chesapeake Utilities Corporation is being effected because the Exchange knows or is reliably informed that on February 27, 2018, all rights pertaining to the entire class of this security were extinguished.

The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended on February 27, 2018.